UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Provention Bio, Inc.

(Name of Subject Company (Issuer))

ZEST ACQUISITION SUB, INC.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

74374N102

(Cusip Number of Class of Securities)

Roy Papatheodorou

Executive Vice President, General Counsel, Head of Legal, Ethics & Business Integrity

Sanofi

46, avenue de la Grande Armée, 75017

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $332,495.24	Filing Party: Sanofi, Aventis Inc. and Zest Acquisition Sub, Inc.
Form or Registration No.: Schedule TO-T (File No. 005-90545)	Date Filed: March 24, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 24, 2023, as amended on April 10, 2023, by (i) Zest Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Aventis”) (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Provention Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $25.00 per Share (the “Offer Price”) to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)

The second paragraph of the subsection entitled “Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by deleting the third, fourth, fifth and sixth sentences and adding the following sentences after the second sentence of the paragraph:

“The waiting period under the HSR Act expired, effective April 25, 2023 at 11:59 P.M. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.

Nevertheless, and even though the requisite waiting period under the HSR Act has expired, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. If the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, the Company or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)                   Press Release issued by Sanofi, dated April 26, 2023.*

*Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2023

Zest Acquisition Sub, Inc.

By:	/s/ Michael J. Tolpa
Name: Michael J. Tolpa
Title: President

Sanofi

By:	/s/ Roy Papatheodorou
Name: Roy Papatheodorou
Title: Executive Vice President, General Counsel, Head of Legal, Ethics & Business Integrity

Aventis Inc.

By:	/s/ Jamie Haney
Name: Jamie Haney
Title: Vice President